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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-01523

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2006 (MM/DD/YY) AND ENDING 09/30/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

First Southwest Company

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

325 North St. Paul Street, Suite 800
(No. and Street)

Dallas	Texas	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David A. Commons — (214) 953 - 4000 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

2200 Ross Avenue, Suite 1600	Dallas	Texas	75201-6778
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

JD 3/20/08

OATH OR AFFIRMATION

I, Robert C. Eubanks, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Franklin Street Securities, Inc.**, as of **December 31, 2007**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

BETH P. RHUE
MY COMMISSION EXPIRES
OCT
06
2008
DURHAM COUNTY, NC
NOTARY PUBLIC

[signature]
Signature

President
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

I, David A. Commons, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of First Southwest Company, as of September 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

ELIZABETH MUNOZ
NOTARY PUBLIC
State of Texas
Comm. Exp. 10-07-2011

Notary Public

Signature

Chief Financial Officer, SVP
Title

This report ** contains (check all applicable boxes)

- [x] (a) Facing page.
- [x] (b) Consolidated Statements of Financial Condition.
- [x] (c) Consolidated Statements of Income.
- [x] (d) Consolidated Statements of Cash Flows.
- [x] (e) Consolidated Statements of Changes in Stockholder's Equity or Partners' or Sole Proprietor's
- [ ] (f) Statements of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (supplemental report on internal control).

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST SOUTHWEST COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION AS OF SEPTEMBER 30, 2007 AND 2006

	2007	2006
ASSETS		
CASH AND CASH EQUIVALENTS	$ 3,868,382	$ 4,044,563
RECEIVABLE FROM BROKERS, DEALERS, AND CLEARING ORGANIZATIONS	199,136,036	449,500,960
RECEIVABLE FROM CUSTOMERS — net of allowance for losses of $1,280,426 and $1,780,426, in 2007 and 2006, respectively	99,929,086	146,887,917
SECURITIES:		
Marketable — including securities pledged as collateral that can be sold or repledged of $198,000,000 and $4,500,000, in 2007 and 2006, respectively	255,554,207	57,770,386
Not readily marketable	19,006	19,009
FURNITURE, EQUIPMENT, AND LEASEHOLDS — Net	6,661,443	5,016,732
GOODWILL	3,527,657	3,527,657
OTHER ASSETS AND DEFERRED CHARGES	10,725,317	10,310,335
DEFERRED INCOME TAXES — Net	311,858	615,049
TOTAL	$ 579,732,992	$ 677,692,608
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Drafts payable	$ 9,095,064	$ 6,895,357
Notes payable	204,500,000	17,000,000
Payable to brokers, dealers, and clearing organizations	194,398,865	459,286,384
Payable to customers	55,720,991	83,066,817
Other liabilities and deferred credits	42,606,881	41,265,822
Total liabilities	506,321,801	607,514,380
COMMITMENTS AND CONTINGENCIES (see Note 12)		
STOCKHOLDER'S EQUITY:		
Common stock , $.01 par value — authorized, issued and outstanding, 500 shares	5	5
Additional paid-in capital	27,114,461	26,781,091
Retained earnings	46,296,725	43,397,132
Total stockholder's equity	73,411,191	70,178,228
TOTAL	$ 579,732,992	$ 677,692,608

See notes to consolidated financial statements.

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
Franklin Street Securities, Inc.
Chapel Hill, North Carolina

We have audited the accompanying statement of financial condition of Franklin Street Securities, Inc. (a wholly-owned subsidiary of Franklin Street Partners, Inc.) as of December 31, 2007, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Franklin Street Securities, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Richmond, Virginia
February 12, 2008

Franklin Street Securities, Inc.

Statement Of Financial Condition
December 31, 2007

Assets		
Cash and cash equivalents	$	222,137
Deposit held by clearing agent		100,000
Equipment and software, at cost, less accumulated depreciation of $25,417		686
Commissions receivable from clearing firm		11,132
Prepaid expenses		12,382
Total assets	$	346,337
Liabilities And Stockholder's Equity		
Accounts payable and accrued liabilities	$	19,142
Income taxes payable, parent company		13,472
State income taxes		2,556
Total liabilities		35,170
Commitments and Contingencies (Notes 4 and 9)		
Stockholder's Equity		
Common stock, no par value, authorized 100,000 shares; issued 4,000 shares		1
Additional paid-in capital		195,000
Retained earnings		116,166
		311,167
Total liabilities and stockholder's equity	$	346,337

See Notes To Financial Statements.

Franklin Street Securities, Inc.

Statement Of Income
Year Ended December 31, 2007

Revenue:		
Commissions	$	640,632
Investment income		8,558
Total revenue		649,190
Expenses:		
Clearance fees		105,052
Salaries and benefits		150,760
Professional fees		19,181
Rent		63,600
Management fee		220,800
Other		47,191
Total expenses		606,584
Income before income taxes		42,606
Federal and state income taxes		17,326
Net income	$	25,280

See Notes To Financial Statements.

Franklin Street Securities, Inc.

Statement Of Changes In Stockholder's Equity
Year Ended December 31, 2007

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, January 1, 2007	$ 1	$ 195,000	$ 90,886	$ 285,887
Net income	-	-	25,280	25,280
Balance, December 31, 2007	$ 1	$ 195,000	$ 116,166	$ 311,167

See Notes To Financial Statements.

Franklin Street Securities, Inc.

Statement Of Cash Flows
Year Ended December 31, 2007

Cash Flows From Operating Activities		
Net income	$	25,280
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		683
Changes in assets and liabilities:		
Commissions receivable from clearing firm		(11,132)
Prepaid expenses		12,881
Income taxes receivable/payable, parent company, net		29,076
State income taxes receivable/payable, net		10,841
Accounts payable and accrued liabilities		(371)
Net cash provided by operating activities		67,258
Net increase in cash and cash equivalents		67,258
Cash and Cash Equivalents:		
Beginning		154,879
Ending	$	222,137

See Notes To Financial Statements.

Note 1. Nature Of Business And Significant Accounting Policies

Nature of business: Franklin Street Securities, Inc. (the Company) operates in North Carolina as an introducing securities broker-dealer in which security transactions orders for institutional and individual customers are placed through a regional clearing agent on a fully disclosed basis. The Company does not hold securities or carry margin accounts on behalf of customers. The Company is a wholly-owned subsidiary of Franklin Street Partners, Inc. (the Parent). The Company's customers are also customers of other wholly-owned subsidiaries of the Parent.

The Company operates under the provisions of paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customers' funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

A summary of the Company's significant accounting policies follows:

Revenue recognition: Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Cash and cash equivalents: For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents consist primarily of a money market account maintained at a bank. The Company maintains deposits with high quality financial institutions in amounts that are in excess of federally insured limits; however, the Company does not believe it is exposed to any significant credit risk.

Income taxes: Deferred income taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Accounting estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New accounting standards: In July 2006 the FASB issued FASB Interpretation ("FIN") No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109*. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. Additional disclosures about the amounts of such liabilities will be required also. In February 2008, the FASB delayed the effective date of FIN 48 for certain non public enterprises to annual financial statements for fiscal years beginning after December 15, 2007. The Company will be required to adopt FIN 48 in its 2008 annual financial statements. If there are changes in net assets as a result of application of FIN 48 these will be accounted for as an adjustment to retained earnings. Management is currently assessing the impact of FIN 48 on its financial position and results of operations and hasn't determined if the adoption of FIN 48 will have a material effect on its financial statements.

Note 2. Transactions With Clearing Agent

The agreement with the clearing agent provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $100,000 as a deposit in an account with the agent.

Note 3. Income Tax Matters

The Company is a member of a group that files a consolidated federal tax return. Accordingly, income taxes payable to (refundable from) the tax authority is recognized on the financial statements of the Parent who is the taxpayer for income tax purposes. The members of the consolidated group allocate payments to any member of the group for the income tax reduction resulting from the member's inclusion in the consolidated return, or the member makes payments to the Parent for its allocated share of the consolidated income tax liability. This allocation approximates the amounts that would be reported if the Company was separately filing its tax return. The result of these allocations is reported on the accompanying statement of financial condition under the captions "Income taxes payable, parent company".

The provision for income taxes consists of the following components:

Current	$	17,326
Deferred		-
Total	$	17,326

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income for the 2007 year due to the following:

Computed "expected" tax expense	$	14,486
Increase in income taxes resulting from		
state taxes, net of federal tax benefit		1,940
Other		900
	$	17,326

Note 4. Lease Commitments

The Company, the Parent and affiliates lease office space under an operating lease expiring in 2010. Through ownership of an unrelated entity, a shareholder of the Parent owns a controlling interest in the office space that is being leased. Rent expense is allocated among the affiliated companies based on a set percentage agreed to by the companies. The Company's allocation of rent expense totaled approximately $64,000 for the year ended December 31, 2007. Based on the Company's percentage allocation, future minimum obligations under the operating lease at December 31, 2007 are as follows:

Years Ended December 31,	
2008	$ 49,471
2009	50,607
2010	30,204
	$ 130,282

Note 5. Management Agreement

The Parent provides the Company with information, telephone, janitorial and certain other administrative and management services in accordance with the terms of a management agreement. In 2007, the Company paid the Parent $220,800 for its share of services incurred. The agreement is cancelable by either party upon thirty days written notice.

Note 6. Retirement Plans

The Company has a salary deferral plan under Section 401(k) of the Internal Revenue Code for its eligible employees. The Plan allows eligible employees to defer a portion of their compensation up to 15%. Employer contributions are at the discretion of the Company. In 2007, the Company elected to contribute $4,957.

Note 7. Major Customer

Commissions revenue from one customer amounted to approximately $67,000 and comprised 12% of the total commissions for the year ended December 31, 2007.

Note 8. Net Capital Requirements

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company had net capital of $278,099, which was $273,099 in excess of its required net capital of $5,000. At December 31, 2007, the Company's net capital ratio was .13 to 1.

Note 9. Financial Instruments With Off-Balance-Sheet Risk And Concentrations Of Credit

As a securities broker, the Company is engaged in buying and selling securities for corporations and institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of institutional banks, including other brokers and dealers, pension plans and monetary funds and other financial institutions. The Company introduces these transactions to the clearing agent on a fully disclosed basis.

In the normal course of business, the Company executes and enters into securities transactions that are carried and cleared by other broker-dealers on a fully disclosed basis. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. Amounts due from broker-dealers represent a concentration of credit risk. The risk of default depends on the creditworthiness of the counterparty. The Company does not anticipate nonperformance by its clearing brokers. In addition, the Company has a policy of reviewing, as necessary, the credit standing of each counterparty with which it conducts business.

The agreement between the Company and its clearing agent provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to minimize the risk of loss through procedures designed to monitor the creditworthiness of its customers and that transactions are executed properly by the clearing agent.

Franklin Street Securities, Inc.

Schedule I

Computation Of Net Capital Under SEC Rule 15c3-1
December 31, 2007

Net Capital		
Stockholder's Equity	$	311,167
Nonallowable Assets:		
Prepaid expenses		12,382
Equipment and software		686
Excess fidelity bond deductible provision		20,000
Total nonallowable assets and other charges		33,068
Net capital before haircuts on securities		278,099
Haircuts on securities positions		-
Net capital	$	278,099
Aggregate Indebtedness		
Income taxes payable, parent company	$	13,472
State income taxes receivable		2,556
Accounts payable and accrued liabilities		19,142
	$	35,170
Computation of Basic Net Capital Requirements		
Minimum net capital required (the greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Excess net capital	$	273,099
Ratio of aggregate indebtedness to net capital		.13 to 1

Note: The above computation does not materially differ from the computation of net capital under rule 15c3-1 as of December 31, 2007 filed by Franklin Street Securities, Inc. on Form X17-A5. Accordingly, no reconciliation is deemed necessary.

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report
On Internal Control

To the Board of Directors
Franklin Street Securities, Inc.
Chapel Hill, North Carolina

In planning and performing our audit of the financial statements of Franklin Street Securities, Inc. (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Richmond, Virginia
February 12, 2008

END